News release

Sales revenue for Ameluz® doubled for the six-month period ended June 30, 2018

Leverkusen, Germany, July 5, 2018 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, today announced its preliminary unaudited revenues for the six-month period ended June 30, 2018.

The preliminary unaudited total revenue of Biofrontera AG for the period January 1 to June 30, 2018 was in the range of EUR 8.9 and 9.1 million. This represents a revenue growth of approx. 79% compared to the same period last year, with an increase in product sales alone of approximately 109%.

Preliminary unaudited six-month product sales in the USA are expected at approximately EUR 6.4 million, compared to EUR 2.4 million in the same period in 2017 (+167%). Product sales in Europe are estimated to be approximately EUR 2.4 million, compared to EUR 1.8 million in the first 6 months of 2017 (+33%).

Management confirms the current revenue guidance of EUR 16 to 20 million for the full year and continues to expect a significant increase in revenue for the second half of 2018. Ongoing administrative challenges in the reimbursement process in the US as well as the ongoing transition to larger production batch sizes prevent more precise forecasting at this time.

The considerable sales growth in the first 6 months of 2018 are further proof of the Company’s successful growth strategy, which is based on optimizing the product positioning and market potential of its leading drug Ameluz®.

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Biofrontera AG

Hemmelrather Weg 201│D-51377 Leverkusen, Germany

Phone: +49 214 87632-0│Telefax: +49 214 87632-90

info@biofrontera.com│www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman)│ Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO)│Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln│Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

For enquiries, please contact:	+49 (0) 214 87 63 2 0
press@biofrontera.com

Biofrontera AG

Thomas Schaffer, Chief Financial Officer

IR Germany: Brainwell Asset Solutions	+49 (0) 152 08931514

Jürgen Benker

IR UK: Seton Services	+44 (0) 207 224 8468

Toni Vallen

IR and PR US: The Ruth Group

IR: Tram Bui	+1 646-536-7035

PR: Kirsten Thomas	+1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports that we will file with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201│D-51377 Leverkusen, Germany

Phone: +49 214 87632-0│Telefax: +49 214 87632-90

info@biofrontera.com│www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman)│ Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO)│Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln│Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102